
07005167


RECD S.E.C.
MAR 27 2007
603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Riordan (612) 671-0456
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Riordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARIBETH D. ROTH
Notary Public
Minnesota
My Commission Expires January 31, 2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Ameriprise Financial Services, Inc.
For the year ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Ameriprise Financial Services, Inc.

Consolidated Statement of Financial Condition

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Ameriprise Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Financial Services, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Ameriprise Financial Services, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 22, 2007

Ameriprise Financial Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2006
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 569,058
Cash segregated under federal and other regulations	30,301
Available-for sale investment securities	32,511
Receivables:	
Brokerage and other fees – affiliates (net of allowance for doubtful accounts of $182)	35,815
Financial advisors and employees (net of allowance for doubtful accounts of $542)	8,184
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $777)	88,893
Deferred acquisition costs	183,022
Secured demand note receivable from Parent	40,000
Land, building, equipment and software, less accumulated depreciation and amortization of $194,450	63,304
Deferred compensation	28,819
Deferred income taxes, net	92,742
Other assets	6,357
Total assets	$1,179,006
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates, net	$ 119,314
Field force compensation	103,664
Salaries and employee benefits	75,914
Unearned commissions	113,544
Other liabilities	206,693
	619,129
Liabilities subordinated to the claims of general creditors	40,000
Stockholder's equity:	
Common stock $10 par value per share:	
Authorized, issued and outstanding shares – 10,000	100
Additional paid-in capital	355,015
Accumulated other comprehensive income, net of tax	5
Retained earnings	164,757
Total stockholder's equity	519,877
Total liabilities and stockholder's equity	$1,179,006

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company offers advice services and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. The Company's advice services provide financial analyses addressing six basic areas of advice services: financial position, protection, investment, income tax, retirement and estate planning, and asset allocation. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties. The Company maintained a nationwide field force of 10,783 persons at December 31, 2006. The Company's marketing system consists primarily of its field force operating in 50 states, the District of Columbia and Puerto Rico, organized in four regions. There were 609 area offices and 25 market groups in 2006.

The financial advisors are either non-employee, independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Financial Statement Presentation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Significant Accounting Policies

The significant accounting policies of the Company are summarized as follows:

Principles of Consolidation: The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2006, approximate current fair value.

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Available for Sale Investment Securities: The Company does not hold investments for trading purposes. Available-for-sale securities are carried at fair value with unrealized gains (losses) recorded in other accumulated comprehensive income (loss) within equity, net of income tax provision (benefit). Fair value is generally based on quoted market prices.

(In thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Accounts Receivable Allowance: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors at the following rates: 35% for active financial advisors; 80% for financial advisors terminated within 12 months, and 100% for financial advisors terminated more than one year ago. The Company also reserves for fee receivables related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by Ameriprise Brokerage.

Deferred Acquisition Costs: Commissions and other direct distribution costs paid by the Company in connection with the sales of certain investment products are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge.

Land, Building, Equipment and Software: Land, building, equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to thirty years.

Deferred Compensation and Restricted Stock Awards: Under the Parent's 2005 Incentive Compensation Plan, share-based awards may be granted to employees of the Company. Restricted stock awards are paid by the Company to the Parent when granted creating a prepaid expense.

Accounting Developments:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided that the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157

(In thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

which will require retrospective application of SFAS 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company is currently evaluating the impact of SFAS 157 on its consolidated statement of financial condition.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not change the SEC staff's previous positions in SAB No. 99 "Materiality," regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006. The effect of adopting SAB 108 on the Company's consolidated statement of financial condition was insignificant.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. The effect of adopting FIN 48 on the Company's consolidated statement of financial condition was insignificant.

Effective January 1, 2006, the Company adopted FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." ("FSP FAS 115-1 and FAS 124-1"). FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The effect of adopting FSP FAS 115-1 and FAS 124-1 on the Company's consolidated statement of financial condition was insignificant.

1. Organization and Summary of Significant Accounting Policies (continued)

Effective January 1, 2006, the Company adopted SFAS 154, "Accounting Changes and Error Corrections," (SFAS 154). This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changed the requirements for the accounting for and reporting of a change in accounting principle. The effect of adopting SFAS 154 on the Company's consolidated statement of financial condition was insignificant.

2. Related Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. The Company trains all new Ameriprise financial advisors. Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with the affiliates the costs of compensating non-employee financial advisors. In addition, the Company acts as the introducing broker for an insurance company affiliate for which brokerage fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors.

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis.

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis. These amounts do not affect the fees ultimately charged to customers.

(In thousands)

3. Available-for-Sale Investment Securities

Available-for-sale securities consist of corporate bonds, commercial paper and common stock. At December 31, 2006, gross unrealized gains amounted to $8. There were no gross unrealized losses at this date.

The fair value of common stock at December 31, 2006 was $9.

The contractual maturities of bonds and commercial paper and their related cost and fair values at December 31, 2006, are set forth below.

	Amortized Cost	Estimated Fair Value
Due within 1 year	$32,500	$32,502
Due after 1 year through 5 years	—	—
Total	$32,500	$32,502

Investments in securities with fixed maturities are rated by Moody's and Standard & Poor's (S&P). Ratings on investment grade securities are presented using S&P's convention, and if the two agencies' ratings differ, the lower rating is used. A summary of investments in securities with fixed maturities by rating on December 31 is as follows:

Rating	2006
AAA	92%
AA	—
A	—
BBB	8
Below investment grade	—
Total	100%

4. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2006, the Company had a secured demand note collateral agreement with the Parent for $40,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $42,854 at December 31, 2006 ($42,663 after deducting applicable valuation adjustments required by SEC Rule 15c3-1).

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The agreement has been approved by the NASD. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Secured Demand Notes Receivable and Subordinated Liabilities (continued)

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, estimated fair value of these financial instruments is not meaningful and has not been disclosed.

5. Retirement Plans

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA.

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

6. Share-Based Compensation

Ameriprise Financial 2005 Incentive Compensation Plan

The Ameriprise Financial 2005 Incentive Compensation Plan ("2005 ICP"), adopted as of September 30, 2005, allows for the grant of stock and cash incentive awards to employees and independent contractors, including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Under the 2005 ICP, 37.9 million shares of the Parent's common stock have been approved for issuance.

6. Share-Based Compensation (continued)

Stock Options: Stock options have an exercise price not less than 100% of the current fair market value of a share of the Parent's common stock on the grant date and a maximum term of ten years. The stock options granted generally vest ratably at 25 percent per year over four years. The options provide for accelerated vesting of option awards based on age and length of service.

Restricted Stock Awards: Restricted stock awards generally vest ratably at 25 percent per year over four years or at the end of five years. Restricted stock awards provide for accelerated vesting based on age and length of service. Certain advisors receive a portion of their gross dealer concession in the form of restricted stock awards which are subject to forfeiture based on future service requirements. The Company provides a match of these restricted stock awards equal to one half of the restricted stock awards earned.

Restricted Stock Units: In 2005, the Company awarded bonuses to advisors under an advisor and incentive bonus program. The bonuses were converted to 2.0 million share-based awards effective as of the vesting date of January 1, 2006. These awards will be issued in three annual installments beginning in 2006 in the form of the Parent's common stock.

Deferred Equity Program: The Deferred Equity Program for Independent Financial Advisors ("P2 Deferral Plan"), adopted by the Parent as of September 30, 2005, gives certain advisors the option to defer a portion of their gross dealer concession in the form of share-based awards, which are subject to forfeiture based on future service requirements. The Company provides a match of the share-based awards.

The number of units awarded is based on the performance measures, deferral percentage and the market value of the Parent's common stock on the deferral date as defined by the plan. As independent financial advisors are not considered employees of the Company, the awards are marked to market based on the stock price of the Parent's common stock up to the vesting date. The share-based awards generally vest ratably each year over four years, beginning on January 1 of the year following the plan year in which the bonus was awarded. The P2 Deferral Plan allows for accelerated vesting of the share-based awards based on age and years as an advisor.

(In thousands)

7. Net Capital Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $76,465, which was $76,215 in excess of the amount required to be maintained at those dates.

8. Commitments, Contingencies and other Legal and Regulatory Matters

The Company leases office space and various types of equipment under non-cancelable escalating leases.

At December 31, 2006, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2007	$ 33,176
2008	24,839
2009	20,403
2010	17,187
2011	11,673
Aggregate thereafter	4,909
Total	$ 112,187

The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of the Company's activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated.

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, NASD, and various other regulatory authorities concerning the Company's business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, mutual funds, annuities,

8. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

insurance products and brokerage services; non–cash compensation paid to the Company's financial advisors; supervision of the Company's financial advisors; operational and data privacy issues relating to the theft of a laptop computer containing certain client information; and sales of, or brokerage or revenue sharing practices relating to, other companies' real estate investment trust ("REIT") shares, mutual fund shares or other investment products. Other open matters relate to, among other things, the portability (or network transferability) of the affiliated RiverSource mutual funds, the suitability of product recommendations made to retail financial planning clients, licensing matters related to sales by the Company's financial advisors to out-of-state clients and net capital and reserve calculations. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's consolidated statement of financial condition.

Certain legal and regulatory proceedings involving the Company are described below.

In November 2002, a suit, now captioned *Haritos et al. v. American Express Financial Advisors Inc.*, was filed in the United States District Court for the District of Arizona. The suit was filed by plaintiffs who purport to represent a class of all persons that have purchased financial plans from the Company's financial advisors from November 1997 through July 2004. Plaintiffs allege that the sale of the plans violates the Investment Advisers Act of 1940. The suit seeks an unspecified amount of damages, rescission of the investment advisor plans and restitution of monies paid for such plans. On January 3, 2006, the Court granted the parties joint stipulation to stay the action pending the approval of the proposed settlement in the putative class action, "*In re American Express Financial Advisors Securities Litigation*," which is described below.

In June 2004, an action captioned *John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc.*, was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several of the Company's mutual funds and they purport to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment

(In thousands)

8. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States District Court for the District of Minnesota. In response to the Company's motion to dismiss the complaint, the Court dismissed one of plaintiffs' four claims and granted plaintiffs limited discovery. Discovery is currently set to end in March 2007.

In October 2005, the Company reached a comprehensive settlement regarding the consolidated securities class action lawsuit filed against the Company, its former parent and affiliates in October 2004 called "*In re American Express Financial Advisors Securities Litigation*." The settlement, under which the Company denies any liability, includes a one-time payment of $100 million to the class members. The class members include individuals who purchased mutual funds in the Company's Preferred Provider Program, Select Group Program, or any similar revenue sharing program, purchased mutual funds sold under the American Express® or AXP® brand; or purchased for a fee financial plans or advice from the Company between March 10, 1999 and through April 1, 2006. On January 12, 2007, the settlement papers were filed with the Court for approval. Two lawsuits making similar allegations (based solely on state causes of actions) are pending in the United States District Court for the Southern District of New York: *Beer v. American Express and American Express Financial Advisors* and *You v. American Express and American Express Financial Advisors*. Plaintiffs have moved to remand the cases to state court. The Court's decision on the remand motion is pending. For the year ended December 31, 2005, the Company recorded a loss provision of $100 million to increase its litigation reserves for these matters.

In March 2006, a lawsuit captioned *Good, et al. v. Ameriprise Financial, Inc. et al.* (Case No. 00-cv-01027) was filed in the United States District Court for the District of Minnesota. The lawsuit has been brought as a putative class action and plaintiffs purport to represent all of the Company's advisors who sold shares of real estate investment trusts ("REITs") and tax credit limited partnerships between March 2000 and March 2006. Plaintiffs seek unspecified compensatory and restitutionary damages as well as injunctive relief, alleging that the Company incorrectly calculated commissions owed advisors for the sale of these products. The Court denied the Company's motion to dismiss, and the matter now proceeds to discovery.

(In thousands)

9. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a payable to the Parent for federal income taxes of $24,353 at December 31, 2006.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2006, are as follows:

Deferred income tax assets:	
Accrued expenses	$ 48,463
Unearned revenue	44,007
Advisor retention bonus	22,005
Deferred compensation and bonuses	42,940
Leaseholds	6,341
Sales conference	—
Prizes and awards	4,141
Allowance for accounts receivable	575
Retirement	368
Software amortization	960
Restructuring charge	182
Other	117
Total deferred income tax assets	170,099
Deferred income tax liabilities:	
Deferred commission and acquisition costs	70,933
Accelerated depreciation	5,197
Other	1,227
Total deferred income tax liabilities	77,357
Net deferred income tax asset	$ 92,742

END

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.